Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31,

(in millions, except ratios)

	2009	2008	2007	2006	2005
Earnings:
(Loss) income from continuing operations before income taxes	$(1,498)	$792	$4,802	$3,515	$2,008
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Equity income	(17)	(130)	(168)	(127)	(66)
Fixed charges added to earnings	508	452	454	436	378
Distributed income of less than 50 percent-owned persons	56	81	51	37	40
Amortization of capitalized interest:
Consolidated	30	26	21	21	25
Proportionate share of 50 percent-owned persons	—	—	—	—	—

Total earnings	$(921)	$1,221	$5,160	$3,882	$2,385

Fixed Charges:
Interest expense:
Consolidated	$470	$407	$401	$384	$334
Proportionate share of 50 percent-owned persons	—	1	3	5	3

	470	408	404	389	337

Amount representative of the interest factor in rents:
Consolidated	38	43	48	45	39
Proportionate share of 50 percent-owned persons	—	1	2	2	2

	38	44	50	47	41

Fixed charges added to earnings	508	452	454	436	378

Interest capitalized:
Consolidated	165	167	199	128	58
Proportionate share of 50 percent-owned persons	—	2	4	2

	165	169	203	130	58

Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—

Total fixed charges	$673	$621	$657	$566	$436

Ratio of earnings to fixed charges	(A )	2.0	7.9	6.9	5.5

(A) For the year ended December 31, 2009, there was a deficiency of earnings to cover the fixed charges of $1,594.